UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On August 30, 2021, Medigus Ltd. (the “Company”) convened its Annual General Meeting of Shareholders (the “Annual Meeting”), however, the Annual Meeting was adjourned for the following day, time and place due to lack of quorum. Accordingly, the Company’s Annual Meeting will be reconvened on Tuesday, August 31, 2021 at 5:00 PM, Israel time (10:00 AM Eastern time) at the offices of Meitar | Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-238162 and No. 333-237774) and Form S-8 (File No. 333-206803, No. 333-221019, No. 333-229429 and No. 333-258624).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: August 30, 2021	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

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